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                          March 21, 2022

       Casey McGarvey
       Chief Legal Officer
       Purple Innovation, Inc.
       4100 North Chapel Ridge Road, Suite 200
       Lehi, Utah 84043

                                                        Re: Purple Innovation,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2022
                                                            File No. 333-263621

       Dear Mr. McGarvey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Nolan Taylor